

Mail Stop 3720

December 19, 2006

Via U.S. Mail and Fax (703 893-1905)
Mr. Christopher L. Nelson
Chief Financial Officer
VCampus Corporation
1850 Centennial Park Drive
Suite 200
Reston, VA 20191

> **RE: VCampus Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-21421**

Dear Mr. Nelson:

We have completed our review of the above filing, and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director